Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE AMENDED AND RESTATED BYLAWS OF VINEYARD NATIONAL BANCORP

The undersigned, being the duly appointed and acting Secretary of Vineyard National Bancorp, a California corporation (the “Company”), hereby certifies that, pursuant to resolutions duly adopted at a meeting of the Company’s duly noticed and properly held on August 20, 2008 that the second sentence of Article III, Section 2 of the Amended and Restated Bylaws of the Company was amended and restated in its entirety to read as follows:

“The exact number of authorized directors shall be eight (8) until changed, within the limits specified above, by a bylaw amending this section, duly adopted by the Board of Directors or by the shareholders.”

Date: August 20, 2008

/s/ Terra N. Hagel
Terra Hagel, Secretary